Exhibit 99.1

8 December 2004

Short Term Deferred Incentive Plan

Under the terms of the Company’s Short Term Deferred Incentive Plan (“the Plan”), the Directors have been awarded on 7 December 2004 annual bonuses in respect of the year to 25 September 2004 deferred into ordinary shares of the Company (the “Bonus Shares”).

Under the terms of the Plan matching shares have also been awarded on the basis of one matching share for every two Bonus Shares. Conditional upon the Director remaining in employment, these shares will be released in three equal tranches on the first, second and third anniversary of the award date.

Name	Bonus Shares	Matching Shares	Total Shares Awarded	First Release Date
Mike Bramley	62,926	31,463	94,389	7 December 2005
Tim Clarke	119,748	59,874	179,622	7 December 2005
Tony Hughes	78,658	39,329	117,987	7 December 2005
Karim Naffah	84,528	42,264	126,792	7 December 2005

M J N Bridge
Deputy Secretary
0121 498 4526